April 4, 2019

Teresa Dick
Chief Accounting Officer
Diamondback Energy, Inc.
500 West Texas, Suite 1200
Midland, TX 79701

       Re: Diamondback Energy, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2018
           File No. 001-35700

Dear Ms. Dick:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2018

Business and Properties
Oil and Gas Production Prices and Production Costs
Production and Price History, page 9

1. Disclosure in the Overview portion of your Business and Properties disclosure describes your activities as being primarily focused in the Delaware and Midland basins.
      Separately, the disclosures regarding your developed and undeveloped acreage are presented separately for the Delaware and Midland basins. In view of this, explain to us how you considered providing separate production information for the Delaware and
      Midland basins. See Item 1204(a) of Regulation S-K
Productive Wells, page 9

2. Revise your disclosure regarding gross and net productive wells to provide separate disclosure for oil and gas wells. See Item 1208(a) of Regulation S-K. Teresa Dick
Diamondback Energy, Inc.
April 4, 2019
Page 2
Acreage, page 10

3. If there are material quantities of net proved undeveloped reserves assigned to locations which are currently scheduled to be drilled after lease expiration, expand the disclosure under this section to describe the steps and related costs that would be necessary to extend the time to the expiration of such leases.
Financial Statements
Note 2 - Summary of Significant Accounting Policies
Oil and Natural Gas Properties, page F-11

4. We note your definition of the cost center ceiling is not consistent with Rule 4-10(c)(4) of
      Regulation S-X as you do not address how estimated future expenditures to be incurred in developing and producing the proved reserves factors into the computation. Please revise your accounting policy disclosure and accounting, if necessary.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Jenifer
Gallagher, Staff Accountant, at (202) 551-3706 with any questions.



                                                            Sincerely,
FirstName LastNameTeresa Dick
                                                            Division of
Corporation Finance
Comapany NameDiamondback Energy, Inc.
                                                            Office of Natural
Resources
April 4, 2019 Page 2
cc:       Seth R. Molay
FirstName LastName